UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

19 Vestry Street,
New York, NY  10013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]  Form 40-F  [  ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into our (a) registration statement on Form F-3 (File No. 333-284694), originally filed on February 5, 2025, and the prospectus thereto filed on February 14, 2025, and (b) registration statement on Form F-3 (File No. 333-289851), originally filed on August 25, 2025.

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated November 6, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung

_________________________
Ryan Cheung
Chief Financial Officer

Date: November 17, 2025